Exhibit 99.2

Exhibit 99.2
June 26, 2024
The Manager- Listing
BSE Limited
(BSE: 507685)
The Manager- Listing
National Stock Exchange of India Limited
(NSE: WIPRO)
Dear Sir/Madam,
Sub: Newspaper Advertisement- Regulation 47 of SEBI (Listing Obligations and
Disclosure Requirements) Regulations, 2015
Pursuant to Regulation 47 of the SEBI (Listing Obligations and Disclosure Requirements)
Regulations, 2015, the copies of the newspaper advertisement published in the Business
Standard and Kannada Prabha, are enclosed herewith. The same has been made available on the Company’s website at www.wipro.com.
Thanking you,
For Wipro Limited
G Kothandaraman
General Manager - Finance

MUMBAI | WEDNESDAY, 26 JUNE 2024
POLITICS & PUBLIC AFFAIRS 7
LS set for first Speaker seat contest since 1976 Rahul to be Leader of Opposition in Lok Sabha ARCHIS MOHAN New Delhi, 25 June In a first since 1976, the 18th Lok Sabha (LS) on Wednesday could see voting for the post of the Speaker as consensus eluded the ruling Bharatiya Janata Party (BJP)-led National Democratic Alliance (NDA) and Opposition INDIA bloc on the issue. An election could widen the trust deficit between the ruling coalition and the Opposition, and signal more friction between the two sides in the coming weeks and months. Congress leader Rahul Gandhi will occupy the post of Leader of Opposition in the Lok Sabha and a letter about the decision has been sent to Pro-tem Speaker Bhartruhari Mahtab. Earlier on Tuesday, the NDA fielded Om Birla as its candidate for the Speaker of the 18th LS amid appeals to the INDIA bloc to honour the convention and support his candidature. The INDIA bloc, in turn, pointed to the convention that the Opposition should be given the post of Deputy Speaker. With no such assurance forthcoming from the NDA, it nominated Kodikunnil Suresh as its candidate against Birla. In picking Birla — the 17th LS Speaker — as the NDA’s choice, the BJP again conveyed a message of continuity that it had highlighted since it formed the government with its allies on June 9. Given the numbers the two blocs have, NDA’s 293 versus INDIA bloc’s 233 in a House of 542 (the Wayanad seat is now vacant), Birla’s win is a foregone conclusion. “Convention has been that the Speaker is elected unanimously and the Deputy Speaker’s post goes to the Opposition,” Congress’ Jairam Ramesh said, suggesting that the fight was symbolic. Congress leader K C Venugopal, accompanied by DMK’s T R Baalu from the opposition side and Union ministers Rajnath Singh, Amit Shah and J P Nadda met at Singh’s office in Parliament to evolve a consensus but to little avail. Venugopal and Baalu walked out, with the former accusing the government of not following the “convention” of an opposition candidate for the Deputy Speaker’s position.
BJP MP Om Birla on the second day of the first session of the 18th Lok Sabha on Tuesday.
Birla is a front runner for the Speaker’s post that he held in Modi 2.0 PHOTO: PTI
In fight for Speaker’s post in ‘52, candidate voted for rival ARCHIS MOHAN New Delhi, 25 June The election for the Speaker’s post is likely to witness voting in the Lok Sabha for only the third time in the history of independent India when newly elected Lok Sabha members would on Wednesday choose between Om Birla of the ruling National Democratic Alliance (NDA) and K Suresh of the Opposition INDIA bloc. Voting to elect the Lok Sabha Speaker earlier took place in 1952 and 1976 — in much more harmonious circumstances in 1952 but in an equally, if not more, acrimonious political state of affairs during the Emergency year of 1976. The 2024 contest, even if a foregone conclusion, is likely to be a much closer contest than the elections in 1952 and 1976 since the Opposition INDIA bloc has significant numbers in the Lok Sabha. On May 15, 1952, the First Lok Sabha elected Congress’ G V Mavalankar with 394 votes in his favour and 55 for his opponent, Peasant and Workers’ Party of India’s Shankar Shantaram More. Mavalankar had been in the Speaker’s chair since 1946. It was a no-contest, and even More, a newcomer to Parliament, voted for Mavalankar. “In the best traditions of Parliament, a gracious custom prevails by which where two candidates are proposed for the Speakership, each candidate votes for the SMALL COMPANY
MPs who served as Speakers of
more than one Lok Sabha: LS
M A Ayyangar
l March 8, 1956 to May 10, 1957 I
l May 11, 1957 to April 16, 1962 II
Neelam Sanjiva Reddy
l March 17, 1967 to July 19, 1969 IV
l March 26, 1977 to July 13, 1977 VI
Gurdial Singh Dhillon
l August 8, 1969 to March 17, 1971 IV
l March 22, 1971 to December 1, 1975 V
Balram Jakhar
l January 22, 1980 to January 15, 1985 VII
l January16,1985toDecember18,1989 VIII
G M C Balayogi
l March 24, 1998 to October 19, 1999 XII
l from October 22, 1999 to until XIII
his deathon March 3, 2002
other candidate. I have observed that
custom by voting for you,” said More.
In 1967, Tenneti Viswanatham contested
the election against Congress nominee
Neelam Sanjeeva Reddy. The House elected
Reddy, who received 278 votes in his favour
and 207 against.
Why Opposition is eyeing Dy Speaker post ARCHIS MOHAN New Delhi, 25 June In its link for Deputy Speaker, the Lok Sabha’s official website states that “the position of Deputy Speaker has been vacant since May 2019”. The Opposition INDIA bloc, led by the Congress, is contesting the election to the Speaker’s post since the ruling National Democratic Alliance (NDA) has not tried to build a consensus on the issue and announce that an Opposition member will be the Deputy Speaker. In the history of independent India, the 17th Lok Sabha was the first that didn’t have a Deputy Speaker, a post mandated under Article 93 of the Constitution. The Supreme Court also heard a petition demanding that the 17th Lok Sabha appoint a Deputy Speaker. Article 93 states that the Lok Sabha shall choose two of its members as Speaker and Deputy Speaker. The President fixes the date of election of the Speaker, which is to take place on Wednesday. The election of Deputy Speaker is held on a date that the Speaker may fix, which has usually been held in the second session of a new Lok Sabha. Until 1969, ruling party Congress held both posts, but that changed that year. It offered the post of Deputy Speaker to All Party Hill Leaders Conference’s Gilbert G Swell, then an MP from Shillong. The tradition of offering the Deputy Speaker’s post to either an alliance partner or the Opposition started then. For the Congress in 1969, the decision came in the context of the split in the party with Speaker Neelam Sanjiva Reddy quitting the post to contest the election for the President of India. The Indira Gandhi-led Congress made the party’s MP from Punjab Gurdial Singh Dhillon the Lok Sabha Speaker, while Congress’ Raghunath Keshav Khadilkar, the Deputy Speaker under Reddy, made way for Swell, who remained the Deputy Speaker until 1977. According to Article 95, the Deputy Speaker performs the duties of Speaker when that office is vacant or when the latter is away. If the office of Deputy Speaker is vacant, the duties are performed by a Lok Sabha MP whom the President appoints. Article 94 says, if the Speaker intends to resign, s/he needs to address his/her resignation letter to the Deputy Speaker. The issue was debated in the Constituent Assembly. In 1949, HV Kamath argued that the Speaker should submit the resignation to the President and not the Deputy Speaker since the Deputy Speaker holds an office subordinate to the Speaker’s. Dr BR Ambedkar disagreed and argued that a person tenders his resignation to someone who has appointed him. He said the Speaker and Deputy Speaker are appointed or chosen, or elected by the House. Consequently, these two people, if they want to resign, must tender their resignations to the House, which is the appointing authority. “Of course, the House being a collective body of people, a resignation could not be addressed to each member of the House separately. Consequently, the provision is made that the resignation should be addressed either to the Speaker or to the Deputy Speaker because it is they who represent the House,” he said. Neelam Sanjiva Reddy resigned as Speaker of the 4th Lok Sabha on July 19, 1969, and addressed his resignation letter to the Deputy Speaker. HC stays bail to Kejriwal, top court to hear plea today PRESS TRUST OF INDIA New Delhi, 25 June In a blow to Delhi Chief Minister Arvind Kejriwal, the Delhi High Court (HC) on Tuesday stayed the trial court order granting him bail in the money laundering case arising from the alleged excise scam, holding that the lower court did not “appropriately appreciate” the material placed before it by the Enforcement Directorate. The Aam Aadmi Party (AAP) said it disagreed with the Delhi HC order staying the bail granted to Kejriwal by the trial court and would challenge it in the Supreme Court. The Supreme Court had on Monday fixed June 26 for hearing Kejriwal’s plea against the Delhi HC order’s interim stay on his bail plea. A vacation Bench of Justice Sudhir Kumar Jain said the ED’s contentions assailing the bail order required serious consideration. “The Vacation (trial) Judge The issue of Arvind Kejriwal’s liability as the head of the AAP did not find any place in the bail order, the HC said while passing the Impugned Order did not appropriately appreciate the material/documents submitted on record and pleas taken by ED and the averments/grounds as raised in the petition under section 439(2) of the Code require serious consideration,” it said. “Accordingly, the present application is allowed and the operation of the Impugned Order is stayed,” the court said. The trial court, presided over by vacation judge Niyay Bindu, had granted bail to Kejriwal on June 20 and ordered his release on a personal bond of ~1 lakh. The ED moved the high court the very next day and contended that the trial court’s order was “perverse”, “one-sided” and “wrong-sided” and it was passed without granting it adequate opportunity to argue the case. In the 34-page order on the ED’s application seeking a stay on the operation of the bail order, Justice Jain asserted that every court is under an obligation to give sufficient opportunity to the parties to present their respective case and, in the instant case as well, ED ought to have been given adequate opportunity to advance arguments on Kejriwal’s bail application. Justice Jain said the trial judge not only didn’t discuss and consider the arguments made by the anti-money laundering agency, it did not discuss and record its view with respect to the “twin condition”. mahindra FINANCE
MAHINDRA & MAHINDRA FINANCIAL SERVICES LIMITED
Registered Office: Gateway Building, Apollo Bunder, Mumbai - 400 001.
Corporate Office: Mahindra Towers, 3 Floor, Dr. G. M. Bhosale Marg, Worli, Mumbai-400018.
Tel.: +91 22 66526000; CIN: L65921MH1991PLC059642
Website: www.mahindrafinance.com | E-mail: investorhelpline_mmfl@mahindra.com
NOTICE OF THE 34” ANNUAL GENERAL MEETING AND E-VOTING INFORMATION
Notice is hereby given that the Thirty-Fourth Annual General Meeting (AGM) of the Members of Mahindra & Mahindra Financial Services Limited (“the Company”) will be held on Tuesday, 23” July 2024 at 3.30 p.m. (IST) through Video Conferencing (“VC”)/ Other Audio Visual Means (“OAVM”), in compliance of the applicable provisions of the Companies Act, 2013 (“the Act”) and Rules made thereunder, Securities and Exchange Board of India (“SEBI”) (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations”) and in compliance of relevant
General Circulars of the Ministry of Corporate Affairs (MCA”), and all other applicable MCA and SEBI Circulars, to transact the businesses set forth in the Notice of the AGM dated 4 May 2024. The venue of the Meeting shall be deemed to be the Registered Office of the Company, ie. Gateway Building, Apollo Bunder, Mumbai-400001. Completion of Dispatch of Notice of 34° AGM and Integrated Annual Report for FY 2024 via e-mail: The Company has completed the dispatch of Notice of 34° AGM and Integrated Annual Report for FY 2024 on 24 June 2024 in electronic mode to the Members holding equity shares of the Company as on 21 June 2024, whose email addresses are registered with the Company/Registrar and Transfer Agent (“RTA”) Le. KFin Technologies Limited (“KFintech/Depository Participant(s). The Notice of 34” AGM and Integrated Annual Report are also available on the Company’s website at https://www.mahindrafinance.com and the websites of the Stock Exchanges where the shares of the Company are listed Le. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com, respectively, and the website of RTA at
https://evoting.kfintech.com Members desiring physical copy of Notice of the AGM and Integrated Annual Report for FY 2024 may send an e-mail on investorhelpline_mmfsi@mahindra.com requesting for it, and the same will be dispatched to them.
Request for updation of KYC: Members holding shares in demat form are requested to get their KYC details (including e-mail ID, Bank account details) registered/updated by contacting their respective Depository Participants. Members holding shares in physical form are requested to get their KYC registered/updated with KFintech, by sending Form SR-1 at KFintech’s address given below or e-mail at inward.ris@kfintech.com, for receiving AGM Notice, e-voting instructions and seamless credit of dividend to their respective bank accounts. Participation at the AGM: Members can participate in the AGM through VC/OAVM facility only. Attendance of Members through VC/OAVM at the AGM will be counted for the purpose of reckoning the quorum under Section 103 of the Act. Members can attend the AGM through VC platform provided by Company’s RTA by logging on to https://emeetings.kfintech.com. Detailed instructions for joining the AGM are provided in the AGM Notice
Remote e-voting and e-voting at the AGM: The Company is pleased to provide the facility of remote e-voting and e-voting at the AGM (“e-vating”) only to its Members, whose names are recorded in the register of members or in the register of beneficial owners maintained by the depositories as on the cut-off datele. Tuesday, 16 July 2024, to cast their votes on the businesses set forth in the Notice of the AGM. Voting rights of Members shall be in proportion to their share in the paid-up equity share capital of the Company, as on the cut-off cate. Members are eligible to cast votes only if they hold equity shares as on the cut-off clate. A Member can opt for only one mode of voting i.e. either through remote e-voting orvating during the AGM
Detailed instructions for e-voting are given in the AGM Notice, and are also available on KFintech’s website at https://evoting.kfintech.com Commencement of Remote E-voting End of Remote E-voting Thursday, 18 July 2024 at 9.00a.m. [IST]
Monday, 22 July 2024 at 5.00p.m. [IST]
The remote e-voting module shall be disabled by KFintech for voting after the date and time mentioned above and Members will not be allowed to vote electronically thereafter. Members who have cast their votes through remote e-voting may participate in the AGM but shall not be entitled to vote again at the AGM Manner of obtaining login ID and password after dispatch of Notice: Any person who acquires equity shares and becomes a Member of the Company after the dispatch of the AGM Notice and holds shares as on the cut-off date ie. Tuesday, 16 July 2024 may obtain user ID and password by following procedure provided at note no. 25 in the AGM Notice. Members requiring assistance in obtaining user ID and password may send a request to the RTA by e-mail at evoting@kfintech.com
Contact details for assistance/resolution of grievances on e-voting and participation at the AGM: Members may refer the Help & Frequently
Asked Questions (FAQs) and e-voting user manual, available at the download section on https://evating.kfintech.com/or contact Mr. Suresh Babu D, Manager-RIS, KFin Technologies Limited at Selenium building, Tower B, Plot No. 31-32, Gachibowli, Financial District, Nanakramguda, Hyderabad- 500 032 or at the email ID: ginward.ris@kfintech.com or call Toll Free No: 1800-309-4001, for any assistance or to address the grievances connected with facility for voting by electronic means.
For Mahindra & Mahindra Financial Services Limited
Sd/
Place: Mumbai
Date: 25 June 2024
Brijbala Batwal
Company Secretary
FCS: 5220
wipro
WIPRO LIMITED
Registered Office: Doddakannelli, Sarjapur Road, Bengaluru-560 035.
Tel: +91-80-2844 0011; CIN: L32102KA1945PLC020800
Website: www.wipro.com; E-mail: corp-secretarial@wipro.com
NOTICE OF THE 78th ANNUAL GENERAL MEETING OF WIPRO LIMITED
Notice is hereby given that the 78th Annual General Meeting (“AGM”) of Wipro Limited (“Company”) will be held on
Thursday, July 18, 2024, at 9:00 AM IST through video conferencing (“VC”) to transact the businesses as set out in the Notice of the 78th AGM, in compliance with the applicable provisions of the Companies Act, 2013 (“Act”), the General circular nos.
14/2020 dated April 8, 2020, 20/2020 dated May 5, 2020 and 09/2023 dated September 25, 2023 issued by the Ministry of
Corporate Affairs (“MCA”), Circular nos. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated May 12, 2020 and
SEBI/HO/CFD/CFD-POD-2/P/CIR/2023/167 dated October 7, 2023 issued by Securities and Exchange Board of India
(“SEBI”), SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”) and all other applicable laws.
Electronic copies of the Notice of the 78th AGM, procedure and instructions for e-voting and the Integrated Annual Report for the Financial Year 2023-24 have been sent over June 24-25, 2024, to all those Members whose e-mail addresses are registered with the Company/Depositories.
The Notice of the 78th AGM and the Integrated Annual Report for the Financial Year 2023-24 are also available on the
Company’s website at https://www.wipro.com/investors/annual-reports/, websites of the Stock Exchanges i.e., BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively, and on the website of
Company’s Registrar and Share Transfer Agent, KFin Technologies Limited (“KFintech”) at https://evoting,kfintech.com.
Pursuant to Section 91 of the Act and Regulation 42 of the SEBI Listing Regulations, the Register of Members and share transfer books will remain closed from Wednesday, July 17, 2024 to Thursday, July 18, 2024 (both days inclusive).
The Company is providing the facility to its Members to exercise their right to vote on the businesses as set forth in the Notice of the 78th AGM by electronic means through both remote e-voting and e-voting at the AGM, All Members are informed that:
1. Members may access the platform to attend the 78th AGM through VC or watch the live web-cast at
https://www.wipro.com/investors/AGM-2024/ by using their DP ID-Client ID/Folio no., as applicable, as login credentials.
2. The instructions for participating through VC and the process of e-voting, including the manner in which Members holding shares in physical form or who have not registered their e-mail addresses can cast their vote through e-voting, are provided as part of the Notice of the 78th AGM.
3. Members whose names appear in the register of members or in the register of beneficial owners maintained by the depositories as on the cut-off date of Thursday, July 11, 2024, shall only be entitled to avail the remote e-voting facility or vote, as the case may be, at the AGM.
4, Remote e-voting shall Commence at 9 AM IST on Sunday, July 14, 2024 and ends at 5 PM IST on Wednesday, July 17,
2024. Remote e-voting shall not be allowed beyond 5 PM IST on Wednesday, July 17, 2024 and once the vote on a resolution is cast by the Member, the Member shall not be allowed to change it subsequently.
5. Members who have cast their vote by remote e-voting prior to the AGM may attend the AGM through VC, but shall not be entitled to cast their vote again. Members who have not cast their vote through remote e-voting and are present in the AGM through VC, shall be eligible to vote through e-voting at the AGM.
6. Members who have not registered their e-mail addresses are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant(s). In respect of shares held in physical form,
Members may register their email id by writing to the Company’s Registrar and Share Transfer Agent, KFin Technologies
Limited, Selenium Building, Tower-B, Plot No 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad,
Rangareddy, Telangana, India - 500 032, along with the duly filled in Form ISR-1 available at
https://www.wipro.com/investors/faqs/.
7.The voting rights of the shareholders shall be in proportion to the equity shares held by them in the paid-up equity share capital of the Company. Shareholders participating through VC facility shall be reckoned for the purpose of quorum under
Section 103 of the Companies Act, 2013,
8. For queries regarding e-voting:
a) Members holding securities in physical form and non-individual Members may contact KFintech at the toll-free No.
1800-3094-001 or contact Ms. Swati Reddy, Manager, KFintech, write to them inward.ris@kfintech.com/
evoting@kfintech.com for any clarifications.
b) Individual Members holding shares through NSDL may contact NSDL helpdesk by writing to evoting@nsdl.com or calling the toll-free no.: 18001020990.
c) Individual Members holding shares through CDSL, may contact CSDL helpdesk by writing to
helpdesk.evoting@cdslindia.com or calling the toll-free no.: 1800225533.
d) Members who are voting through the facilities provided by their Depository Participants, may contact their respective
Depository Participants on their helpline/contact details.
9. For any query/clarification or assistance required with respect to the Integrated Annual Report for the Financial Year
2023-24 or the Annual General Meeting, Members may write to corp-secretarial@wipro.com.
Place: Bengaluru, India
Date: June 25, 2024
For WIPRO LIMITED
M Sanaulla Khan
Company Secretary

- 560024,
Farm No. 8431235867, 8431235858
-:ifablimited@gmail.com, Website :-www.ifabindia.org
No.IFAB/2024-25/SE0012
No.IFAB/2024-25/SE0011
No.IFAB/2024-25/SE0010
DATE: 25.06.2024
DATE: 25.06.2024
DATE: 05.06.2024
Accounting
Accounting
:05.06.2024
Accounting
:26.06.2024
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